Exhibit 99.72

May 12, 2017

Lithium Americas Files NI 43-101 Technical Report on the

Cauchari-Olaroz Lithium Project

Vancouver, Canada: Lithium Americas Corp. (“Lithium Americas” or the “Company”) (TSX: LAC) (OTCQX: LACDF) is pleased to announce that it has filed on SEDAR the independent NI 43-101 compliant technical report (the “Report”) on the Cauchari-Olaroz lithium project in Jujuy Province, Argentina, as described in the Company’s news release dated March 29, 2017.

The Report is available on SEDAR under the Company’s profile and on the Company’s website at:

http://www.lithiumamericas.com//investors/technical-reports/

About Lithium Americas

Lithium Americas, together with Sociedad Química y Minera de Chile S.A (“SQM”), is developing Cauchari-Olaroz, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com